SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 14D-1
                                AMENDMENT NO. 5
                               (FINAL AMENDMENT)
                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                      AND

                                 SCHEDULE 13D
                                AMENDMENT NO. 5
                   Under the Securities Exchange Act of 1934
                                _______________

                          Varsity Spirit Corporation
                           (Name of Subject Company)


                             Riddell Sports Inc.
                           Cheer Acquisition Corp.
                                  (Bidders)
                                _______________

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)
                                _______________

                                  922294 10 3
                     (CUSIP Number of Class of Securities)
                                _______________

         LISA MARRONI, ESQ.                    COPY TO:
         GENERAL COUNSEL                  SHELDON S. ADLER, ESQ.
        RIDDELL SPORTS INC.           SKADDEN, ARPS, SLATE, MEAGHER
         900 THIRD AVENUE                     & FLOM LLP
     NEW YORK, NEW YORK 10022              919 THIRD AVENUE
         (212) 826-4300                 NEW YORK, NEW YORK 10022
                                             (212) 735-3000
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)



          CUSIP No. 922294 10 3
          ---------------------------------------------------------

          1    NAME OF REPORTING PERSON:    CHEER ACQUISITION CORP.
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          ---------------------------------------------------------

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)( )
                                                            (b)( )
          ---------------------------------------------------------

          3    SEC USE ONLY
          ---------------------------------------------------------

          4    SOURCE OF FUNDS:  OO
          ---------------------------------------------------------

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEDURE IS
               REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)        ( )
          ---------------------------------------------------------

          6    CITIZENSHIP OR PLACE OF ORGANIZATION:

               STATE OF TENNESSEE
          ---------------------------------------------------------

          7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

               4,511,415
          ---------------------------------------------------------

          8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
               EXCLUDES CERTAIN SHARES                       ( )
          ---------------------------------------------------------

          9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

               98.6%
          ---------------------------------------------------------

          10   TYPE OF REPORTING PERSON:  CO
          ---------------------------------------------------------



          CUSIP No. 922294 10 3
          ---------------------------------------------------------

          1    NAME OF REPORTING PERSON:     RIDDELL SPORTS INC.
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               22-2890400
          ---------------------------------------------------------

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)( )
                                                            (b)( )
          ---------------------------------------------------------

          3    SEC USE ONLY
          ---------------------------------------------------------

          4    SOURCE OF FUNDS:  OO
          ---------------------------------------------------------

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEDURE IS
               REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)        ( )
          ---------------------------------------------------------

          6    CITIZENSHIP OR PLACE OF ORGANIZATION:

               STATE OF TENNESSEE
          ---------------------------------------------------------

          7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

               4,511,415
          ---------------------------------------------------------

          8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
               EXCLUDES CERTAIN SHARES                        ( )
          ---------------------------------------------------------

          9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7

               98.6%
          ---------------------------------------------------------

          10   TYPE OF REPORTING PERSON:  CO
          ---------------------------------------------------------


                    Riddell Sports Inc., a Delaware corporation
          ("Parent"), and Cheer Acquisition Corp., a wholly owned subsidiary of Parent and a Tennessee corporation (the "Purchaser"), hereby amend and supplement (i) their Tender Offer Statement on Schedule 14D-1 ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on May 12, 1997 with respect to the Purchaser's offer to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Varsity Spirit Corporation, a Tennessee corporation (the "Company"), at a price of $18.90 per Share, net to the seller in cash, without interest thereon and (ii) their Statement on Schedule 13D filed with the Commission on May 12, 1997. This amendment constitutes the final amendment with respect to the Schedule 14D-1.

                    Unless otherwise indicated herein, each
          capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

          ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                    The information set forth in Item 6(a)-(b) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

                    Purchaser has completed payment for the
          remaining Shares tendered pursuant to the Offer that were subject to guarantees of delivery.

                    As a consequence of the purchase of Shares pursuant to the Offer, Parent and the Purchaser beneficially own 4,511,415 Shares, which represent approximately 98.6% of the Shares outstanding.

          ITEM 10.  ADDITIONAL INFORMATION.

                    On June 25, 1997, Parent and the Company mailed a letter (which included a duplicate copy of the Offer to Purchase) to the remaining shareholders of the Company in order to comply with certain notice requirements of the Tennessee Business Corporation Act. A copy of the letter is filed herewith as exhibit (a)(11) and is incorporated herein by reference.

                    As previously announced, all Shares not
          tendered and purchased in the Offer will be acquired in the Merger at the same $18.90 per Share price. The Merger is currently expected to occur on or about July 25, 1997.

          ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          (a)(11) Form of letter sent to remaining shareholders of the Company.



                                  SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  June 25, 1997               CHEER ACQUISITION CORP.

                                             By: /s/ David Groelinger
                                                -----------------------
                                             Name:  David Groelinger
                                             Title: Vice President




                                  SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  June 25, 1997               RIDDELL SPORTS INC.

                                             By: /s/ David Groelinger
                                                -----------------------
                                             Name:  David Groelinger
                                             Title: Chief Financial
                                                      Officer



                                EXHIBIT INDEX

          (a)(11) Form of letter sent to remaining shareholders of the Company.